                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                            PrimeEnergy Corporation
                            -----------------------
                               (Name of Issuer)


                    Common Stock (par value $.10 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  74158E104
                                 -----------
                                (CUSIP Number)


                            Michael A. Varet, Esq.
                       Piper Marbury Rudnikc & Wolfe LLP
                          1251 Avenue of the Americas
                           New York, New York 10020
                                (212) 835-6250
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               January 23, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


--------------------------------------------------------------------------------
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                        (Continued on following pages)

------------------------------------------------------------------------------
  CUSIP Number: 74158E104



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
(1)   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):


      Robert de Rothschild
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(2)                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
(3)


------------------------------------------------------------------------------
     SOURCE OF FUNDS
(4)

      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
(5)   ITEMS 2(d) OR 2(e)
             [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)

      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)
     NUMBER OF
                          ----
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)

     OWNED BY             ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING
                          ----
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH        (10)
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)
      493,732
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)

      12.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(14)
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
  CUSIP Number: 74158E104



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
(1)   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

      Amrace Inc.
      (13-2980072)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(2)                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
(3)


------------------------------------------------------------------------------
     SOURCE OF FUNDS
(4)

      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
(5)   ITEMS 2(d) OR 2(e)
             [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)

      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)
     NUMBER OF
                          493,732
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)

     OWNED BY             ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING
                          493,732
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH        (10)
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)
      493,732
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)

      12.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(14)
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
  CUSIP Number: 74158E104



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
(1)   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):


      A.Stanley Gluck
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(2)                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
(3)


------------------------------------------------------------------------------
     SOURCE OF FUNDS
(4)

      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
(5)   ITEMS 2(d) OR 2(e)
             [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)
     NUMBER OF
                          ----
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)

     OWNED BY             ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING
                          ----
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH        (10)
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)
      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)

      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(14)
      IN OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
  CUSIP Number: 74158E104



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
(1)   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):


      Michael A.Varet
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(2)                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
(3)


------------------------------------------------------------------------------
     SOURCE OF FUNDS
(4)

      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
(5)   ITEMS 2(d) OR 2(e)
             [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)
     NUMBER OF
                          ----
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)

     OWNED BY             ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING
                          ----
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH        (10)
                          ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)
      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)

      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(14)
      IN OO
------------------------------------------------------------------------------

     This amends the Statement on Schedule 13D, as amended by Amendment Nos. 1 through 3 (the "Schedule 13D"), previously filed with the Securities and Exchange Commission by Amrace Inc., Robert de Rothschild and a trust of which Mr. de Rothschild is the current income beneficiary and Messrs. A. Stanley Gluck and Michael A. Varet are the trustees (the "Trust") (the "Reporting Persons") with respect to its beneficial ownership of Common Stock, $.10 par value, of PrimeEnergy Corporation.

Item 1. Security and Issuer.

       This Schedule 13-D relates to the Common Stock ($.10 par value) of PrimeEnergy Corporation ("PEC"). PEC's principal office is located at One Landmark Square, Stamford, Connecticut 06901.

Item 2. Identity and Background.

       Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

       Response unchanged.


Item 4. Purpose of Transaction.

       Item 4 of the Schedule 13D is supplemented as follows:

       The original purpose of the Reporting Persons in acquiring the PEC Common Stock was to hold the stock for investment. This Amendment No. 4 is filed solely to report a change in ownership position resulting from the private sale of 22,629 shares of PEC Common Stock by the Trust to the Company.

Item 5. Interest in Securities of the Issuer.

       Item 5 to the Schedule 13D is amended and restated as follows:

             Shares with Sole  Shares with Shared
Name of      Voting and        Voting and          Total Number
Reporting    Dispositive       Dispositive         of Shares     Total Percent
Person       Power             Power               Owned         of Class Owned*
---------    ----------------  ------------------  ------------  ---------------
Amrace       493,732           --                  493,732       12.3

Robert de
Rothschild   --                --                  493,732**     12.3

A. Stanley
Gluck, as Trustee   --         --                  --            --

Michael A
Varet, as Trustee   --         --                  --            --

     On January 23, 2001, the Trust sold 22,629 shares of PEC Common Stock to the Company in a private sale at a price of $7.00 per share. As previously noted, the current income beneficiary of the Trust is Mr. de Rothschild and A. Stanley Gluck and Michael A. Varet, as trustees of the Trust were formerly Reporting Persons under the Schedule 13D filing as part of a group of stockholders. This Amendment No. 4 is being filed to report such sale and to remove Messrs. Gluck and Varet as Reporting Persons hereunder.

__________________________

     * Based upon 4,011,099 shares of PEC Common Stock issued and outstanding on February 1, 2001, as advised by PEC.

     ** Includes 493,732 shares of PEC Common Stock owned of record by Amrace.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is supplemented as follows:

     There are no contracts, arrangements or understandings among the Reporting Persons listed in Item 2 either among themselves or with other persons with respect to any securities of the issuer. The following relationships exist among such persons: Messrs. Gluck and Varet are co-trustees of the Trust which formerly owned 22,629 shares of PEC Common Stock continues to own 33-1/3 percent of the outstanding stock of Amrace, Inc., the balance of which stock is owned by Mr. de Rothschild. As reported in Item 4, this Amendment No. 4 is being filed to report the sale of PEC Common Stock by the Trust and to remove the Messrs. Gluck and Varet, in their capacity as co-trustees thereof as Reporting Persons hereunder.

Item 7. Material to be filed as Exhibits.

None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 8, 2001


                                       AMRACE INC.


                                       By: /s/ A. Stanley Gluck
                                           -------------------------
                                           Name:  A. Stanley Gluck
                                           Title: President


                                       /s/ Robert de Rothschild
                                       -----------------------------
                                       Robert de Rothschild


                                       /s/ A. Stanley Gluck
                                       -----------------------------
                                       A. Stanley Gluck


                                       /s/ Michael A. Varet
                                       -----------------------------
                                       Michael A. Varet